UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), as amended or supplemented from time to time.  The Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation, and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“TPC”), to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended or supplemented, remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 2 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

                Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals — Antitrust in the United States”:

        Millennium and TPC each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Millennium common stock in the Offer and the Merger on April 18, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 5, 2008, the first business day after the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or TPC receives a request for additional information or documentary material prior to that time. Millennium and TPC have requested early termination of the waiting period.

                Item 8 is hereby further amended and supplemented by adding the following under “Regulatory Approvals — Other Foreign Competition Law Filings”:

                On April 18, 2008, TPC received clearance from the German Federal Cartel Office under Chapter VII of the Act against Restrictions of Competition of 1957, as amended. Accordingly, the condition to the Offer that the Offer and the Merger be approved by the relevant governmental authorities of Germany has been satisfied.

                On April 10, 2008, TPC submitted formal notification to the Austrian Federal Competition Authority pursuant to part 1, chapter 3 of the Austrian Cartel Act 2005. The required waiting period with respect to the Offer and the Merger is four weeks from the filing date, unless earlier terminated. TPC has requested early clearance in Austria.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Laurie B. Keating
Laurie B. Keating
Senior Vice President and General Counsel

Date: April 21, 2008